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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of September, 2000


                           Photochannel Networks Inc.
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                (Translation of registrant's name into English)


   800-900 West Hastings Street, Vancouver, British Columbia, V6C 1E5, Canada
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                    (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                PHOTOCHANNEL NETWORKS INC.
                                          --------------------------------------
                                                      (Registrant)

Date    September 21, 2000                By /s/ Martin Carsky
     ---------------------------------       -----------------------------------
                                                      (Signature)*
                                             Martin Carsky
                                             Chief Financial Officer

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*Print the name and title under the signature of the signing officer.

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[PHOTOCHANNEL GRAPHIC]                                                 MOTOPHOTO

                                  NEWS RELEASE

          PHOTOCHANNEL ANNOUNCES INTENT TO MERGE WITH MOTO PHOTO, THIRD
                LARGEST SPECIALTY PHOTO RETAILER IN NORTH AMERICA
   COMBINED FORCE OF TRADITIONAL BRICKS AND MORTAR AND ONLINE LEADER CREATES
                               IMAGING POWERHOUSE

VANCOUVER, BC, CANADA AND DAYTON, OHIO - SEPTEMBER 20, 2000 - PHOTOCHANNEL NETWORKS INC. (ME: PNI, OTC BB: PHCHF), an e-commerce company developing an online photo print service for both digital and conventional film photographers at its online photography community located at http://www.photochannel.com, today announced that it has entered into a letter of intent for one of its subsidiaries to merge with MOTO PHOTO, INC. (NASDAQ:MOTO), the largest franchisor of retail imaging stores and the third largest specialty retailer of imaging services in North America. Moto Photo reported revenues of US $36.8 million for 1999 and a net income of US $1.65 million.

The proposed merger would value Moto Photo common stock at US$1.75 per share and provide for each common share of Moto Photo to be converted into shares of common stock of PhotoChannel based upon an exchange ratio equal to US $1.75 divided by the average closing price of PhotoChannel common stock for the 20 trading days immediately preceding the merger, with a ceiling of US $2.50 per PhotoChannel share and a floor of US $1.00 per PhotoChannel share. As a result, subject to completion of the merger, the existing Moto Photo common shareholders would own between approximately 5,600,000 to 14,000,000 common shares of PhotoChannel. The transaction is anticipated to be tax-free to Moto Photo shareholders. The proposed merger is subject to a definitive agreement containing customary terms and conditions for similar transactions including Boards of Directors and shareholder approvals; regulatory approvals; the filing of a registration statement with the SEC; the conversion of Moto Photo options into PhotoChannel options; the completion of a US $25 million financing by PhotoChannel; and, may be subject to the consent of the holders of Moto Photo's Amended Series G Cumulative Non-Voting Preferred stock. For estate planning purposes, 2 major shareholders of Moto Photo may elect to enter into an agreement with an unaffiliated third party to monetize at closing up to 50% of the PhotoChannel shares they receive in the merger at US $1.75 per share. The closing date is targeted for the first quarter of 2001.

"We are eager to access Moto Photo's unrecognized asset value represented by it's 2 million upscale customers who process 9 million rolls of film a year and generate one-quarter of a billion images," said Geoffrey G. Briant, CEO and Chairman of PhotoChannel. "Bricks and mortar retailers like Moto Photo will have an increasingly prominent role to play in the imaging world of the dot-com economy. Moto Photo's 419 locations will be a valuable link to PhotoChannel's digital world by providing us a widely distributed network for immediate film delivery and print pick-up. In the 1999 Annual Report for Moto Photo, Michael Adler, Moto Photo's Chairman & CEO commented, "One dot-com company hails itself as one of the leading websites with 6 million images now being stored on its servers. That is equivalent to just 9 days volume for Moto Photo. This remark emphasizes for us the combined potential of PhotoChannel and Moto Photo."

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PHOTOCHANNEL NETWORKS INC.
September 20, 2000
Page 2

Moto Photo and it's franchisees have installed 100 digital workstations that enable its stores to print images from negatives and scan prints to digital images that could then be uploaded to the PhotoChannel web site. The Moto Photo system has also installed over 25 Fuji Frontier Digital Minilab systems that employ state-of the-art solid state laser exposure technology. These systems produce the highest quality prints from both film and digital media and can be configured to enable each store to upload to that store's private labeled version of the PhotoChannel site or to download images from the PhotoChannel site for print fulfillment and pick-up at that store. Moto Photo, combined with PhotoChannel, will have a larger installed-base of these state-of-the art digital minilab systems from Fuji than all of the all other photo-related dot-com companies in the world.

"With this merger our shareholders, franchisees and associates will benefit from fully embracing digital photography. The combined superior management teams at Moto Photo and PhotoChannel, coupled with yesterday's announcement of PhotoChannel's new financial and strategic advisors at Salomon Smith Barney, gives us the foundation to build a new economy company" said Michael Adler, Chairman & CEO of Moto Photo. "I personally look forward to, and I am fully committed to, working with the merged entity. It is inevitable that imaging Internet companies will join forces with major retailers. I am excited that we are the first two companies to implement this strategy and I anticipate that others will want to join this newest imaging powerhouse."

ABOUT MOTO PHOTO, INC.

Moto Photo, Inc., and its subsidiaries, of Dayton, Ohio are engaged in franchising and ownership of stores offering one hour photo processing services, portraiture and related imaging services and merchandise under the tradenames and service marks "ONE HOUR MOTOPHOTO" and "ONE HOUR MOTOPHOTO AND PORTRAIT STUDIO." This system had 1999 revenues of US $ 140 million and operated 422 stores, including 47 affiliates in Norway, in 27 US states and 2 foreign countries at December 31,1999.

ABOUT PHOTOCHANNEL NETWORKS INC.

PhotoChannel is an e-commerce company with an online photo community at www.photochannel.com featuring online photo print services for both conventional film and digital photographers. The online photo print phase of the Company's development will launch on October 1, 2000 and feature "Preview and edit...THEN order prints" at www.photochannel.com

This release contains statements concerning trends and other forward-looking information affecting or relating to PhotoChannel and Moto Photo and their respective industries that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the proposed transaction described in this release are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the risk that PhotoChannel and Moto Photo businesses will not be integrated successfully; (2) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (3) cost related to the proposed transaction; (4) inability to obtain, or meeting conditions imposed for, governmental approvals and other conditions for the merger; and (5) failure of the PhotoChannel or Moto Photo stockholders to approve the proposed transaction.

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PHOTOCHANNEL NETWORKS INC.
September 20, 2000
Page 3

In connection with the business combination transaction, PhotoChannel and Moto Photo expect to file a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. PhotoChannel and Moto Photo expect to send the joint proxy statement/prospectus to their respective stockholders seeking their approval of the proposed business combination transaction. We urge investors and stockholders to read the joint proxy statement/prospectus carefully when it is available. The joint proxy statement/prospectus will contain important information about the resulting company, PhotoChannel, Moto Photo, the proposed business combination transaction, and related matters. Investors and stockholders will be able to obtain free copies of the joint proxy statements/prospectus and these documents, once available, as well as other filings made by PhotoChannel and Moto Photo with the Commission through the website maintained by the Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other documents, once available, may also be obtained by PhotoChannel stockholder by directing a request to PhotoChannel at Suite 800-900 West Hastings Street, Vancouver, British Columbia V6C 1E5, Canada, and by Moto Photo stockholders by directing a request to Moto Photo at 4444 Lake Center Drive, Dayton, Ohio 45426.

Moto Photo and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from Moto Photo stockholders in favor of the transaction. Information concerning the participants in the solicitation is set forth in the Form 8-K filed by Moto Photo with the SEC on September 20, 2000.

PhotoChannel and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from PhotoChannel stockholders in favor of the transaction. Information concerning the participants in the solicitation is set forth in the Form 6-K filed by PhotoChannel with the SEC on September 20, 2000.

PhotoChannel Networks Inc.                  Moto Photo , Inc.

On behalf of its Board of Directors,        On behalf of its Board of Directors,

Geoffrey G. Briant                          Michael Adler
Chairman & CEO                              Chairman & CEO

CORPORATE INFORMATION                          INVESTOR INFORMATION                          MEDIA RELATIONS
Moto Photo, Inc.                               The Investor Relations Group                  Thomas PR
David A. Mason, Exec. VP & CFO                 Tel: 1-800-444-9214                           Karen Thomas/Gina Prescia
Tel: 937- 837-7911 Ext. 246                    photochannel@invrel.com                       Tel: 631-549-7575
dmason@motophoto.com                           www.irgnews.com                               kthomas@thomas-pr.com
www.motophoto.com                                                                            gprescia@thomas-pr.com

PhotoChannel Networks Inc.
Frank Gigliotti, VP, Corp.
Communications
Tel: 604-893-8955
fgigliotti@photochannel.com
www.photochannel.com